DENMARK BANCSHARES, INC.

                                   EXHIBIT (11.1)

                   STATEMENT RE COMPUTATION OF PER SHARE EARNINGS



                                          For the Years Ended December 31,
                                                1999     1998     1997
                                          ----------------------------------
             Net income                   $3,217,383  $3,137,661  $2,550,569

             Weighted average shares
               outsdtanding (1)               54,992      54,855      54,927

             Net income per share (1)         $58.51      $57.20      $46.44


             (1) Weighted average shares outstanding and net income per share have been restated to reflect the 2-for-1 stock split effective July 1, 1997.